SPORT TECH ENTERPRISES, INC.

May 22, 2012

Sport Tech Enterprises, Inc.
10321 Running Falls
Las Vegas, Nevada 89178

    RE:  Resignation of Andrew Widme as Officer and Board Member

To the Board of Directors:

Please accept this correspondence as confirmation of my request to resign as President, CEO and Director of Sport Tech Enterprises, Inc.

I request that my resignation take effect immediately.

Sincerely,

/S/ Andrew Widme
Andrew Widme
President and Director
Sport Tech Enterprises, Inc.